By FedEx and e-mail

Andreas Mattes, Chief Executive Officer

Diebold Nixdorf Inc.

5995 Mayfair Road

North Canton, OH 44720

November 15, 2017

Dear Andy:

Thank you for meeting with us earlier this week. As you know, Atlantic Investment Management currently has an ownership interest of 6.8 million shares, or 9% of Diebold Nixdorf (“DBD”), making us your second largest shareholder. We share with you and the Board of Directors a keen interest in ensuring that DBD achieves sustainable growth in shareholder value.

DBD, with $4.6 billion in annual sales and 24,000 employees, is the leading franchise in its key end-markets with solid fundamentals and large after-market/service revenues derived from an installed base of one third of all ATMs globally. The merger with Wincor Nixdorf brings $240 million in achievable synergy savings, competitive combined technology platforms and the leading service organization in your end-markets. In the first full year of integration, you have streamlined your manufacturing footprint and product/service offerings; cross trained your sales and service organizations, while laying the groundwork for growth in retail in the Americas. We believe that Q4-2017 will show much improved cash flow and operating results and that you are poised for substantial earnings growth and solid free cash flow for the coming years. The 2018-19 Windows 10 upgrade requirement should help fuel the pending replacement/upgrade cycle, while modest growth in key stats such as cash in circulation and ATM transactions, provide a favorable backdrop as you work to achieve the 2020 targets you set in February of this year.

We are writing you amid substantial skepticism about your ability to execute, following your July earnings warning, and worries about the lower growth prospects for your end-markets, as referenced in the October earnings call. DBD shares have now fallen to a level where we deem DBD to be highly undervalued.

We urge you and the Board to take the following actions promptly to improve shareholder value:

1)	Communicate Q4 to date progress; provide an initial outlook for 2018 and reaffirm your commitment to the 2020 targets that you presented at your CMD.

2)	Hire a financial advisor to evaluate strategic alternatives, including a 15 million share (or $250 million) buyback, roughly 20% of your shares outstanding, through a Dutch tender, financed with one or more financial partners using a perpetual convertible preferred equity placement (similar to the NCR deal with Blackstone in 2015), which would be highly accretive to EPS without adding leverage.

We trust that you will do what is right for all DBD shareholders.

Sincerely,

Alex Roepers

President and CIO